Exhibit 99.1

Section 13(r) Disclosure

Travelport Worldwide Limited (“Travelport”), a company that may be considered one of our affiliates, has made the following disclosure in its Form 10-K for the year ended December 31, 2016 (the “Travelport Disclosure”). We have no involvement in or control over the activities of Travelport, any of its predecessor companies or any of its subsidiaries, and we have not independently verified or participated in the preparation of the Travelport Disclosure.

“As part of our global business in the travel industry, we provide certain passenger travel-related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities for the year ended December 31, 2016 were approximately $571,000 and $411,000, respectively, and $551,000 and $389,000 for the year ended December 31, 2015, respectively.”